Exhibit 99.4

Granting of stock options

The Board of Directors of Alvotech (the “Company”) resolved on June 6, 2023 to grant to certain members of the board a total of 109,524 shares through stock option agreements. The stock options will be granted to four board members.

The aim of the stock option agreements is to align long-term interests of the board members and the Company. The key terms and conditions of the new stock option program were approved by Alvotech’s Annual and Extraordinary General Meeting on June 6, 2023 in accordance with the Company’s Remuneration Policy also as approved at Alvotech’s Annual General and Extraordinary Meeting on June 6, 2023.

Key terms and conditions of the agreements are as follows:

•	The stock option agreements entitle purchase of shares at the base exercise price of USD 8.40 per share.*

•	The options are subject to a vesting period over three years with yearly vesting, i.e. one third of the options vest each year after the annual general meeting where the stock options were awarded.

•	The options are only exercisable if the grantee is still a member of the board of the Company at the time of vesting.

This is the first time that the Company has granted stock options. Hence, the total number of outstanding unexercised stock options is equal to the number of stock options granted to the board members on June 6, 2023.

*	The exercise price is determined by the opening price of the Company’s ordinary shares (Nasdaq: ALVO) on the Nasdaq US stock exchange as published on nasdaq.com on June 6, 2023.